AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1997

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              FINAL AMENDMENT
                                     to
                               SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                            REHABCARE GROUP, INC.
                              (Name of Issuer)

                            REHABCARE GROUP, INC.
                      (Name of Person Filing Statement)

                        COMMON STOCK, $.01 PAR VALUE
                       (Title of Class of Securities)

                                   759148  10  9
                    (CUSIP Number of Class of Securities)

                              Alan C. Henderson
                        Executive Vice President and
                           Chief Financial Officer
                            RehabCare Group, Inc.
                     7733 Forsyth Boulevard, Suite 1700
                         St. Louis, Missouri  63105
                               (314) 863-7422
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                  Copy to:
                           ROBERT M. LaROSE, ESQ.
                              Thompson Coburn
                            One Mercantile Center
                         St. Louis, Missouri  63101
                               (314) 552-6000

                              January 31, 1997
   (Date Tender Offer First published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE
             Transaction valuation <F1>       Amount of filing fee <F2>
             $22,498,987.50                  $4,499.80 (3)

<F1> Based upon the purchase of 999,955 shares at a price of $22.50 per share.
<F2> The total filing fee of $4,499.80 has been estimated solely for purposes of computing the filing fee pursuant to the provisions of Rule 0-11(b)(1), and is based upon the $22,498,987.50 aggregate value of the 999,955 shares of common stock, $.01 par value, of RehabCare Group, Inc. acquired by RehabCare Group,Inc. at a purchase price of $22.50 per share.
<F3> The issuer previously paid $4,162.50 with the original filing on January
31,1997.

 x Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $4,162.50 Filing Party:   RehabCare Group, Inc.
Form or Registration No.:   Schedule 13E-4  Date Filed:   January 31, 1997

Item 1.  Security and Issuer.

     This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated January 31, 1997 (the "Schedule 13E-4"), of RehabCare Group, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 925,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at prices per Share of not less than $20 nor in excess of $22.50 per Share upon the terms and conditions set forth in the Offer to Purchase dated January 31, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     On March 3, 1997, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 Midnight on February 28, 1997, and on March 12, 1997, the Company issued a press release announcing the final results of the Offer. The Company exercised its option to increase the number of Shares to be purchased pursuant to the Offer from 925,000 to 1,000,000. An aggregate of 1,051,870 Shares were properly tendered in the Offer at a price of $22.50 per Share, resulting in a proration factor of 95.069 percent of the Shares tendered. After rounding down to avoid the effect of fractional Shares, the Company purchased 999,955 Shares of Company Common Stock. The Company commenced payment for the Shares purchased pursuant to the Offer on March 12, 1997. The Depositary for the Offer, Boatmen's Trust Company, is expected to complete payment by March 13, 1997. Copies of the press releases are attached hereto as Exhibits 99.11 and 99.12 and are incorporated herein by reference.

Item 2.  Source and Amount of Funds or Other Consideration.

     (a)-(b)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     (a)-(j)  Not applicable.

Item 4.  Interest in Securities of the Issuer.

     Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     Not applicable.

Item 6.  Persons Retained, Employed, or to Be Compensated.

     Not applicable.

Item 7.  Financial Information.

     (a)-(b)  Not applicable.

Item 8.  Additional Information.

     (a)-(e) Not applicable.

Item 9.  Material to Be Filed as Exhibits.

     Item 9 is hereby amended by the addition of the following exhibits:

 (a)(9)   Letter, dated March 12, 1997, from James M. Usdan,
          President and Chief Executive Officer of the Company, indicating acceptance of a prorated number of the Shares tendered pursuant to the Offer to Purchase.

(a)(10)   Letter, dated March 12, 1997, from James M. Usdan,
          President and Chief Executive Officer of the Company, indicating rejection of Shares for which a letter of transmittal was received after the expiration of the Offer.

(a)(11)   Form of Press Release issued by the Company dated March 3,
          1997.

(a)(12)   Form of Press Release issued by the Company dated March 12,
          1997.

    (b)   Not applicable.

    (c)   Not applicable.

    (d)   Not applicable.

    (e)   Not applicable.

    (f)   Not applicable.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 1997                REHABCARE GROUP, INC.


                              By:/s/ John R. Finkenkeller
                                John R. Finkenkeller
                                Senior Vice President and Treasurer

                         EXHIBIT INDEX


Exhibit
Number               Description
  99.10   Letter, dated March 12, 1997, from James M. Usdan,
          President and Chief Executive Officer of the Company,
          indicating acceptance for purchase a prorated number of
          Shares tendered pursuant to the Offer to Purchase.

  99.11   Letter, dated March 12, 1997, from James M. Usdan,
          President and Chief Executive Officer of the Company, indicating rejection of Shares for which a letter of transmittal was received after the expiration of the Offer or which Shares were otherwise not properly tendered.

  99.12   Form of Press Release issued by the Company dated
          March 3, 1997.

  99.13   Form of Press Release issued by the Company dated March 12,
          1997.
</TABLE

                                      Exhibit 99.10

March 12, 1997


Dear Tendering Stockholder:

By this letter, you are hereby notified that RehabCare Group, Inc.
has purchased the number of your shares of its Common Stock as are set forth on the check stub enclosed. The shares have been purchased by RehabCare pursuant to RehabCare's Offer to Purchase dated January
31, 1997 (the "Offer"). Boatmen's Trust Company, the Depositary for the Offer, has enclosed herewith a check for the full purchase price of the number of your shares of RehabCare Common Stock accepted in the Offer.

Pursuant to the Offer, RehabCare proposed to purchase up to 925,000 shares of its Common Stock for a purchase price of not less than $20 nor in excess of $22.50. The actual purchase price as well as the shares to be purchased in the Offer were thereafter determined through a "Dutch Auction" procedure.

The Offer terminated in accordance with its terms at 12:00 Midnight, Eastern Time, on Friday, February 28, 1997. At such time, 1,051,870 shares of RehabCare Common Stock were tendered in the Offer. The
Company exercised its right under the terms of the Offer to accept more than 925,000 shares of the shares tendered, and accepted for purchase 1,000,000 shares at a price of $22.50 per share. Pursuant to the terms of the Offer, the number of shares accepted from each stockholder was prorated using a proration factor of 95.069 percent.
The number of shares accepted from each stockholder after application of the proration factor was rounded down to the nearest whole share to avoid the effect of fractional shares. Certificates evidencing the shares of RehabCare Common Stock not purchased are included herein.

If you have any questions with regard to the payment for your shares accepted in the Offer, please contact the Depositary at (800) 456-
9852. The Board of Directors of RehabCare appreciates your interest in the Offer.

Sincerely,



James M. Usdan
President & Chief Executive Officer

                                Exhibit 99.11



March 12, 1997



Dear Tendering Stockholder:

By this letter, you are hereby notified that your shares of Common
Stock of RehabCare Group, Inc. that you attempted to tender pursuant to RehabCare's Offer to Purchase dated January 31, 1997 (the "Offer") will not be accepted for purchase because your letter of transmittal arrived after the expiration of the Offer. The certificates for shares of RehabCare Common Stock which accompanied your letter of transmittal, if any, are enclosed herein.

The Offer terminated in accordance with its terms at 12:00 Midnight, Eastern Time, on Friday, February 28, 1997. At such time, 1,051,870 shares of RehabCare Common Stock were properly tendered in the Offer.
The purchase price in the Offer, which was determined through a "Dutch Auction" procedure, yielded a price for the shares accepted for purchase of $22.50 per share. While the Company had offered to purchase 925,000 shares pursuant to the Offer, the Company exercised its right to purchase more than 925,000 shares and accepted for purchase 1,000,000 shares, resulting in a proration factor of 95.069 percent.

If you have any questions with regard to the foregoing, please contact the Depositary at (800) 456-9852. The Board of Directors of
RehabCare appreciates your interest in the Offer.

Sincerely,



James M. Usdan
President & Chief Executive Officer

                                Exhibit 99.12



   For Further Information, Contact:
   James M. Usdan, President & Chief Executive Officer
   Alan C. Henderson, Executive Vice President & Chief Financial Officer or Betty Cammarata, Manager-Investor Relations
   (314) 863-7422

   FOR IMMEDIATE RELEASE
   MONDAY, MARCH 3, 1997


                  REHABCARE GROUP COMPLETES BUYBACK
                         OF 1 MILLION SHARES

   ST. LOUIS, MARCH 3, 1997--RehabCare Group, Inc. (NMS/NASDAQ:RHBC) announced the results of a Dutch Auction self tender that was concluded on February 28. The Company has accepted for purchase
   1,000,000 shares of the 1,051,470 shares tendered, for a preliminary proration factor of 95.1 percent of the shares tendered. The price at which the shares will be purchased is $22.50 per share. The
   Company expects to announce the final proration factor and to commence payment for shares purchased pursuant to the offer on or before March
   12, 1997. The Company had been seeking 925,000 shares in a range of $20.00 to $22.50 per share. Prior to commencement of the self tender, the Company had 4,707,598 shares issued and outstanding.

       Mr. James M. Usdan, president and chief executive officer, commented, "We are extremely pleased at the successful completion of our offer. This new capitalization structure will be more efficient for us by lowering our cost of capital, and will provide us a pool of treasury shares with which to fund future acquisition activities and stock option exercises."

       Financing for the buyback is being provided through a new $45 million credit facility, of which $10 million will initially be surplus lines of credit.

       RehabCare, based in St. Louis, is a leading provider of acute rehabilitation, subacute, outpatient and therapist staffing services on a contract basis in conjunction with over 750 hospitals, nursing homes and contract therapy companies in all 50 of the United States.

                                   -END-

                            Exhibit 99.13

   For Further Information, Contact:
   James M. Usdan, President & Chief Executive Officer
   Alan C. Henderson, Executive Vice President & Chief Financial Officer or Betty Cammarata, Manager-Investor Relations
   (314) 863-7422

   FOR IMMEDIATE RELEASE
   WEDNESDAY, MARCH 12, 1997

                      REHABCARE GROUP ANNOUNCES FINAL RESULTS OF
                          DUTCH AUCTION SELF TENDER OFFER


   ST. LOUIS, MARCH 12, 1997--RehabCare Group, Inc. (NMS/NASDAQ:RHBC) announced today the final results of its Dutch Auction self tender offer. Of the 1,051,870 shares of the Company's common stock tendered, the Company accepted for purchase 1,000,000 shares at a price of $22.50 per share, for a final proration factor of 95.069 percent of the shares tendered. The Company will commence payment for shares purchased pursuant to the offer today.
        The self tender offer expired at 12:00 Midnight, Eastern Time, on February 28, 1997. The Company had offered to purchase 925,000 shares at prices specified by shareholders, ranging from $20 to $22.50. The Company exercised its right under the terms of the offer to accept more than 925,000 shares and accepted for purchase
   1,000,000 shares at a price of $22.50 per share. After rounding down to the nearest whole share to avoid the effect of fractional shares, the Company purchased 999,955 shares of the Company's common stock.
        The Depositary for the offer, Boatmen's Trust Company, is expected to complete payment by Thursday, March 13, 1997 for all shares accepted. Cowen & Company acted as Dealer
   Manager for the tender offer.
        The shares purchased represent approximately 21.24 percent of the shares outstanding immediately prior to the tender offer. Following the purchase, the Company had approximately 3,768,127 shares of common stock outstanding.

        RehabCare, based in St. Louis, is a leading provider of acute rehabilitation, subacute, outpatient and therapist staffing services on a contract basis in conjunction with over 750 hospitals, nursing homes and contract therapy companies in all 50 of the United States.

                                -END-
